Positive Updated Metallurgical Test Work at the Buckreef Gold Project

FOR IMMEDIATE RELEASE – June 9th, 2021

TORONTO, June 9th, 2021 (GLOBE NEWSWIRE) - Tanzanian Gold Corporation (TSX:TNX) (NYSE American:TRX) (TanGold or the Company) (operating through its wholly owned subsidiary in Tanzania) and its joint venture partner, The State Mining Company (STAMICO), announces that it has received updated and highly favourable metallurgical test results from the sulphide component of the Buckreef Gold Mine (Buckreef Gold) mineral resource.

As previously disclosed, SGS Canada Inc. (SGS) was retained to complete initial metallurgical test work at their Lakefield, Ontario facility on the sulphide component of the mineral resource, this work is now complete. As part of the study, three diamond core samples taken from the fresh rock (‘sulphide’ mineral resource) of the Buckreef Gold deposit (see figure on the subsequent page) were submitted to SGS for the study.

SGS will now be commissioned to undertake the metallurgical variability phase for Buckreef Gold which will encompass the first 5-7 years of production from the sulphide operation at Buckreef Gold.  SGS has reviewed the information in the press release.

Study Highlights (Based on Samples Submitted)

✓The following intercepts and gold recoveries have been confirmed in the report:

oMC01: 0.54 g/t Au over 78.88m – 94.1%

oMC02: 19.4 g/t Au over 27.99m – 95.4%

oMC03: 1.71 g/t Au over 52.53m – 85.3%

✓A straightforward flowsheet consisting of:

oPrimary grinding to P80 = ~100-150 µm

oRougher flotation

oRegrind of the rougher concentrate to ~15-20 µm (P80)

oCyanide leaching of the reground flotation concentrate.

oCyanide leaching of the flotation tailing

✓No preg-robbing activity was detected

✓No refractory association of gold with arsenic sulphide was detected

✓Clean tailings, high probability of mine tailings not being acid generating

✓Further opportunities to improve gold extraction from MC03 have been identified through diagnostic leach testing

Mr. Stephen Mullowney, CEO (TanGold) commented, “The final initial metallurgical report confirms and adds to the positive metallurgical findings disclosed in February.  We were very pleased with the recommended straightforward flowsheet and the fact that the samples tested did not exhibit any preg-robbing or other refractory characteristics.  The samples were also not acid generating, confirming our approach of dry stack tailings going forward, which is much more environmentally friendly versus wet tailings.  We look forward to working with SGS on variability testing for the sulphide feasibility study.”

Further Details of Test Work

In 2020, three diamond drill holes were completed for the purposes of initial, modern era metallurgical test work. Diamond drill hole details are tabulated below:

The samples were extracted as fresh drill core from areas/zones with known lithologies from within the current projects open pit limit. The samples were selected by TanGold and confirmed by the SGS geological services group that worked together doing the metallurgical sample selection. The investigation included ore characterization, comminution, mineralogy, head analyses, and potential for gold preg-robbing, and evaluated the amenability of the three samples to two primary processing flowsheet options, that incorporate comminution (crushing and grinding), gravity separation, flotation and cyanidation unit operations.

Sample Flowsheet

About Tanzanian Gold Corporation

Tanzanian Gold Corporation along with its joint venture partner, STAMICO is building a significant gold project at Buckreef in Tanzania that is based on an expanded Mineral Resource base and the treatment of its mineable Mineral Reserves in two standalone plants. Measured Mineral Resource now stands at 19.98MT at 1.99g/t gold containing 1,281,161 ounces of gold and Indicated Mineral Resource now stand at 15.89MT at 1.48g/t gold containing 755,119 ounces of gold for a combined tonnage of 35.88MT at 1.77g/t gold containing 2,036,280 ounces of gold. The Buckreef Project also contains an Inferred Mineral Resource of 17.8MT at 1.11g/t gold for contained gold of 635,540 ounces of gold. The Company is actively investigating and assessing multiple exploration targets on its property.  Please refer to the Company’s Updated Mineral Resources Estimate for Buckreef Gold Project, dated May 15, 2020, for more information.

Tanzanian Gold Corporation is advancing on three value-creation tracks:

1.Strengthening its balance sheet by expanding near-term production to 15,000 - 20,000 oz. of gold per year from the processing of oxide material from an expanded oxide plant.

2.Advancing the Final Feasibility Study for a stand-alone sulphide treating plant that is substantially larger than previously modelled and targeting significant annual gold production.

3.Continuing with a drilling program to further test the potential of its property, Exploration Targets and Mineral Resource base by: (i) identifying new prospects; (ii) drilling new oxide/sulphide targets; (iii) infill drilling to upgrade Mineral Resources currently in the Inferred category; and (iv) a step-out drilling program in the Northeast Extension.

Andrew M. Cheatle, P.Geo. is the Company’s Qualified Person as defined by the NI 43-101 who has verified the data disclosed in this news release and has otherwise reviewed and assumes responsibility for the technical content of this press release.

About SGS

SGS is the world’s leading inspection, verification, testing and certification company. SGS is recognized as the global benchmark for quality and integrity. With more than 89,000 employees, SGS operates a network of over 2,600 offices and laboratories around the world. We are constantly looking beyond customers’ and society’s expectations in order to deliver market leading services wherever they are needed. Working together to make the world a better, safer place.

For further information, please contact Michael Martin, Investor Relations, m.martin@tangoldcorp.com, 860-248-0999, or visit the Company website at www.tangoldcorp.com

The Toronto Stock Exchange and NYSE American have not reviewed and do not accept responsibility for the adequacy or accuracy of this release.

U.S. Investors are urged to consider closely the disclosure in our SEC filings. You can review and obtain copies of these filings from the SEC's website at http://www.sec.gov/edgar.shtml

Forward-Looking Statements

This press release contains certain forward-looking statements as defined in the applicable securities laws. All statements, other than statements of historical facts, are forward-looking statements. Forward-looking statements are frequently, but not always, identified by words such as “expects”, “anticipates”, “believes”, “hopes”, “intends”, “estimated”, “potential”, “possible” and similar expressions, or statements that events, conditions or results “will”, “may”, “could” or “should” occur or be achieved. Forward-looking statements relate to future events or future performance and reflect Tanzanian Gold management’s expectations or beliefs regarding future events and include, but are not limited to, statements with respect to the estimation of mineral reserves and resources, recoveries, subsequent project testing, success and viability of mining operations, the timing and amount of estimated future production, and capital expenditure.

Although TanGold believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance. The actual achievements of TanGold or other future events or conditions may differ materially from those reflected in the forward-looking statements due to a variety of risks, uncertainties and other factors.  These risks, uncertainties and factors include general business, legal, economic, competitive, political, regulatory and social uncertainties; actual results of exploration activities and economic evaluations; fluctuations in currency exchange rates; changes in costs; future prices of gold and other minerals; mining method, production profile and mine plan; delays in exploration, development and construction activities; changes in government legislation and regulation; the ability to obtain financing on acceptable terms and in a timely manner or at all; contests over title to properties; employee relations and shortages of skilled personnel and contractors; the speculative nature of, and the risks involved in, the exploration, development and mining business.   These risks are set forth under Item 3.D in Tanzanian Gold’s Form 20-F for the year ended August 31, 2020, as amended, as filed with the SEC.

The information contained in this press release is as of the date of the press release and TanGold assumes not duty to update such information.

Note to U.S. Investors

US investors are advised that the mineral resource and mineral reserve estimated disclosed in this press release have been calculated pursuant to Canadian standards which use terminology consistent with the requirements CRIRSCO reporting standards. For its fiscal year ending August 31, 2021, and thereafter, the Company will follow new SEC regulations which uses a CRIRSCO based templet for mineral resources and mineral reserves, that includes definitions for inferred, indicated, and measured mineral resources.